SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 6)

                 Under the Securities Exchange Act of 1934

                        AMERICA SERVICE GROUP, INC.
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                             (Name of Issuer)

                  Common Stock, par value $.01 per share
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                      (Title of Class of Securities)

                                 02364L109
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                              (CUSIP NUMBER)

                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                                 Suite 808
                             4514 Cole Avenue
                            Dallas, Texas 75205
                         Tel. No.: (214) 522-2100
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            September 14, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


CUSIP No. 02364L109           13D/A


  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Value Partners, Ltd.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP                                                (a) /   /
                                                              (b) /   /

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 /   /

       Not Applicable

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

     NUMBER        7   SOLE VOTING POWER                 630,575*
       OF
     SHARES        8   SHARED VOTING POWER               0
  BENEFICIALLY
    OWNED BY       9   SOLE DISPOSITIVE POWER            630,575*
      EACH
   REPORTING      10   SHARED DISPOSITIVE POWER          0
  PERSON WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       630,575*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                /   /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.6%

 14    TYPE OF REPORTING PERSON

       PN

     *But see Item 5

CUSIP No. 02364L109           13D/A


  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Ewing & Partners

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /   /
                                                              (b) /   /
  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 /   /

       Not Applicable

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

     NUMBER        7   SOLE VOTING POWER                 0
       OF
     SHARES        8   SHARED VOTING POWER               0*
  BENEFICIALLY
    OWNED BY       9   SOLE DISPOSITIVE POWER            0
      EACH
   REPORTING      10   SHARED DISPOSITIVE POWER          0*
  PERSON WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                /   /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%*

 14    TYPE OF REPORTING PERSON

       PN

     *But see Item 5

CUSIP No. 02364L109           13D/A

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Timothy G. Ewing

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /   /
                                                              (b) /   /
  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 /   /

       Not Applicable

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

     NUMBER        7   SOLE VOTING POWER                 0
       OF
     SHARES        8   SHARED VOTING POWER               0*
  BENEFICIALLY
    OWNED BY       9   SOLE DISPOSITIVE POWER            0
      EACH
   REPORTING      10   SHARED DISPOSITIVE POWER          0*
  PERSON WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                /   /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%*

 14    TYPE OF REPORTING PERSON

       IN

   *But see Item 5

                      AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.01 per share ("Common Stock"), of America Service Group, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on November 24, 1993 and as amended from time to time since such date to the date hereof (the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

     The 630,575 shares of Common Stock beneficially owned by Value Partners were purchased in transactions effected in the over-the-counter market, which shares represent 17.6% of the Common Stock outstanding as of August 3, 1999.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

     Value Partners has acquired the 630,575 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by it.

     Except as set forth above, none of Value Partners, Ewing & Partners, EAM, or Ewing has any plans or proposals of the type referred to in clauses
(a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

     (a) As of September 14, 1999, Value Partners beneficially owned 630,575 shares of Common Stock, which represents 17.6% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 630,575 shares of Common Stock beneficially owned by Value Partners as of September 14, 1999, by (ii) 3,589,078 shares of Common Stock outstanding as of August 3, 1999 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 1999.

     (b) Value Partners has the sole power to vote and dispose of the 630,575 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 630,575 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 630,575 shares of Common Stock owned by Value Partners.

     (c) During the past 60 days, Value Partners effected the following transactions in the Common Stock in the over-the-counter market:

Transaction               Quantity    Price per
    Date      Buy/Sell    (shares)    Share ($)
    ----      --------    --------    ---------

  8/27/99     Purchase     50,000      $14.6875
  9/14/99     Purchase     55,000       $14.625

     (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

     (e)  Not applicable.



                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    September 16, 1999



                              VALUE PARTNERS, LTD.

                              By:   EWING & PARTNERS
                                    as General Partner


                                 By: /S/ TIMOTHY G. EWING
                                     --------------------------
                                     Timothy G. Ewing
                                     as Managing Partner


                              EWING & PARTNERS


                                 By: /S/ TIMOTHY G. EWING
                                     --------------------------
                                     Timothy G. Ewing
                                     as Managing Partner


                              /S/ TIMOTHY G. EWING
                              ----------------------------
                              Timothy G. Ewing